Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2016

August 12, 2016

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended June 30,		Six Months Ended June 30,
U.S. dollars	Note	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As adjusted – note 4, 9)	2016 $000’s (except per share amounts)	2015 $000’s (except per share amounts) (As adjusted – note 4, 9)
Revenues	6	285,939	259,500	574,612	531,792
Expenses	7
Selling		40,292	43,323	85,801	90,168
General and administrative		152,686	136,991	293,415	264,011
Financial		27,303	38,914	52,187	91,717
Gaming duty		27,498	22,988	56,853	49,157
Acquisition-related costs		15	129	199	129
Total expenses		247,794	242,345	488,455	495,182
Income (loss) from investments		(13,863)	(443)	(4,382)	3,191
Earnings (loss) from associates		731	(82)	691	(210)
Net earnings from continuing operations before income taxes		25,013	16,630	82,466	39,591
Income taxes		2,516	10,248	4,478	9,946
Net earnings from continuing operations		22,497	6,382	77,988	29,645
Net earnings from discontinued operations (net of tax)		—	181,085	—	168,589
Net earnings		22,497	187,467	77,988	198,234
Net earnings (loss) attributable to
Shareholders of Amaya Inc.		22,639	187,467	78,278	198,234
Non-controlling interest		(142)	—	(290)	—
Net earnings		22,497	187,467	77,988	198,234
Basic earnings from continuing operations per Common Share	8	$0.16	$0.05	$0.57	$0.22
Diluted earnings from continuing operations per Common Share	8	$0.12	$0.03	$0.41	$0.15
Basic earnings per Common Share	8	$0.16	$1.40	$0.57	$1.49
Diluted earnings per Common Share	8	$0.12	$0.94	$0.41	$0.99

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
U.S. dollars	$000’s	$000’s (As adjusted – note 4, 9)	$000’s	$000’s (As adjusted – note 4, 9)
Net earnings	22,497	187,467	77,988	198,234
Items that are or may be reclassified to net earnings
Available-for-sale investments – gain (loss) in fair value (net of income tax expense of $nil) (2015 - net of income tax expense (recovery) of ($202,000) and $709,000 respectively)	498	(2,575)	5,258	12,071
Available-for-sale investments – reclassified to net earnings	—	(3,681)	—	(5,732)
Foreign continuing operations – unrealized foreign currency translation differences	54,289	(76,235)	(80,342)	(2,050)
Foreign discontinued operations – unrealized foreign currency translation differences	—	(854)	—	1,914
Foreign operations – foreign currency translation differences reclassified to net earnings upon disposal	—	2,523	—	2,523
Cash flow hedges – effective portion of changes in fair value (net of income tax of nil (2015 - nil))	52,613	(23,375)	(45,057)	9,350
Cash flow hedges – reclassified to net earnings (net of income tax of nil (2015 - nil))	(51,052)	18,118	42,591	(33,414)
Other	—	(2,335)	—	(2,041)
Other comprehensive income (loss)	56,348	(88,414)	(77,550)	(17,379)
Total comprehensive income	78,845	99,053	438	180,855
Total comprehensive income attributable to
Shareholders of Amaya Inc.	78,987	99,053	728	180,855
Non-controlling interest	(142)	—	(290)	—
Total comprehensive income	78,845	99,053	438	180,855

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at June 30,	As at December 31,
		2016	2015
U.S. dollars	Note	$000’s	$000’s (As adjusted – note 4, 9)
ASSETS
Current assets
Cash - operational		60,339	70,884
Cash - customer deposits	11	128,786	203,475
Total cash and cash equivalents		189,125	274,359
Restricted cash advances and collateral	10	129,153	—
Current investments		80,812	67,539
Current investments - customer deposits	11	236,578	240,044
Total current investments		317,390	307,583
Accounts receivable		67,142	71,642
Inventories		510	755
Prepaid expenses and deposits		22,416	30,734
Income tax receivable		32,972	26,972
Derivatives	13	—	13,485
Total current assets		758,708	725,530
Non-current assets
Restricted cash advances and collateral	10	54,989	118,169
Prepaid expenses and deposits		22,092	21,794
Investments in associates		7,324	10,734
Long-term investments		8,342	9,462
Promissory note		8,153	7,700
Property and equipment		43,323	47,092
Investment tax credits receivable		1,996	1,410
Deferred income taxes		242	302
Goodwill and intangible assets		4,652,696	4,701,354
Total non-current assets		4,799,157	4,918,017
Total assets		5,557,865	5,643,547
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		98,039	140,295
Other payables	14	87,104	89,454
Provisions	18	403,314	17,891
Customer deposits	11	365,364	443,519
Income tax payable		30,828	28,876
Current maturity of long-term debt	12	69,592	32,889
Derivatives	13	6,392	18,723
Total current liabilities		1,060,633	771,647
Non-current liabilities
Other payables	14	608	569
Long-term debt	12	2,378,777	2,436,538
Provisions	18	10,031	388,007
Derivatives	13	59,410	6,102
Deferred income taxes		19,937	20,778
Total non-current liabilities		2,468,763	2,851,994
Total liabilities		3,529,396	3,623,641
EQUITY
Share capital	15	1,862,254	1,571,400
Reserves	16	(79,315)	280,964
Retained earnings		244,422	166,144
Equity attributable to the owners of Amaya Inc.		2,027,361	2,018,508
Non-controlling interest		1,108	1,398
Total equity		2,028,469	2,019,906
Total liabilities and equity		5,557,865	5,643,547

See accompanying notes.

Approved and authorized for issue on behalf of the Board on August 12, 2016.

(Signed) “Divyesh (Dave) Gadhia”, Director	(Signed) “David Lazzarato”, Director
Divyesh (Dave) Gadhia, Chairman of the Board	David Lazzarato, Chairman of the Audit Committee

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2016 and 2015

	Share Capital
U.S. dollars	Common Shares number	Convertible Preferred Shares number	Common Shares amount $000’s	Convertible Preferred Shares amount $000’s	Reserves (note 16) $000’s	Retained Earnings/ (Deficit) $000’s	Equity attributable to the owners of Amaya Inc. $000's	Non-controlling interest $000’s	Total equity $000’s
Balance – January 1, 2015	132,844,341	1,139,356	887,598	688,694	298,540	(44,512)	1,830,320	—	1,830,320
Net earnings	—	—	—	—	—	198,234	198,234	—	198,234
Other comprehensive loss	—	—	—	—	(17,379)	—	(17,379)	—	(17,379)
Total comprehensive income (loss)	—	—	—	—	(17,379)	198,234	180,855	—	180,855
Issue of Common Shares in relation to exercised warrants	638,043	—	1,940	—	(196)	—	1,744	—	1,744
Issue of Common Shares in relation to exercised employee stock options	611,537	—	2,753	—	(632)	—	2,121	—	2,121
Conversion of Preferred Shares	4,592	(107)	98	(98)	—	—	—	—	—
Share repurchase	(1,097,000)	—	(6,260)	—	(22,540)		(28,800)		(28,800)
Stock-based compensation	—	—	—	—	7,780	—	7,780	—	7,780
Balance – June 30, 2015 (As adjusted – note 4, 9)	133,001,513	1,139,249	886,129	688,596	265,573	153,722	1,994,020	—	1,994,020

Balance – January 1, 2016	133,426,193	1,139,249	887,014	684,386	280,964	166,144	2,018,508	1,398	2,019,906
Net earnings (loss)	—	—	—	—	—	78,278	78,278	(290)	77,988
Other comprehensive loss	—	—	—	—	(77,550)	—	(77,550)	—	(77,550)
Total comprehensive income (loss)	—	—	—	—	(77,550)	78,278	728	(290)	438
Issue of Common Shares in relation to exercised warrants	11,266,575	—	290,175	—	(288,981)	—	1,194	—	1,194
Issue of Common Shares in relation to exercised employee stock options	162,034	—	679	—	(166)	—	513	—	513
Stock-based compensation	—	—	—	—	6,418	—	6,418	—	6,418
Balance – June 30, 2016	144,854,802	1,139,249	1,177,868	684,386	(79,315)	244,422	2,027,361	1,108	2,028,469

See accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Six Months Ended June 30,
		2016	2015
		$000’s	$000’s
U.S. dollars			(As adjusted – note 4, 9)
Operating activities
Net earnings		77,988	198,234
Interest accretion		16,516	40,026
Unrealized (gain) loss on foreign exchange		(22,386)	657
Depreciation of property and equipment		3,990	6,783
Amortization of intangible assets		61,454	62,874
Amortization of deferred development costs		2,139	636
Stock-based compensation		6,418	7,780
Gain on discontinued operations, net of tax		—	(227,452)
Loss on retirement of debt		—	28,483
Impairment of property and equipment, intangible assets, finance leases and associates		6,758	3,395
Realized gain on investments		(2,296)	—
Unrealized gain (loss) on investments		4,773	(8,923)
Earnings (loss) from associates		(691)	210
Income tax expense recognized in net earnings		4,478	10,218
Income taxes paid		(9,508)	(8,968)
Interest expense		65,692	91,113
Dormant accounts recognized as revenue		(3,225)	(4,094)
Other		316	(1,087)
Changes in non-cash operating elements of working capital		(19,270)	38,980
Customer deposit liability movement		(78,198)	(48,220)
Net cash inflows from operating activities		114,948	190,645
Financing activities
Issuance of capital stock in relation with exercised warrants		1,194	1,744
Issuance of capital stock in relation with exercised employee stock options		513	2,121
Repurchase of treasury shares		—	(28,800)
Interest paid		(66,545)	(120,382)
Repayment of premium on long-term debt		—	(28,483)
Repayment of long-term debt		(34,442)	(354,231)
Net cash outflows from financing activities		(99,280)	(528,031)
Investing activities
Additions in deferred development costs		(10,370)	(10,541)
Additions to property and equipment		(2,798)	(10,175)
Acquired intangible assets		(6,049)	(1,969)
Purchase of investments		(9,739)	(33,348)
Proceeds from sale of subsidiary		—	400,289
Cash included in assets held for sale		—	(3,883)
Cash disposed of in discontinued operations		—	(7,594)
Cash outflows into restricted cash advances and collateral	10	(65,658)	(33,169)
Settlement of minimum revenue guarantee		(11,660)	(797)
Acquisition of subsidiaries		(5,297)	(91)
Other		—	(3)
Sale of investments utilizing customer deposits		11,322	39,362
Net cash inflows (outflows) from investing activities		(100,249)	338,081
Increase (decrease) in cash and cash equivalents		(84,581)	695
Cash and cash equivalents – beginning of period		274,359	366,738
Unrealized foreign exchange difference on cash and cash equivalents		(653)	(6,587)
Cash and cash equivalents - end of period		189,125	360,846

See accompanying notes.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS

Amaya Inc. (“Amaya” or the “Corporation”), formerly Amaya Gaming Group Inc., is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. As at June 30, 2016, Amaya had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms. After accounting for discontinued operations as a result of the divestiture of its Business-to-Business (“B2B”) assets during the year ended December 31, 2015, Amaya no longer operates its former B2B business, which previously consisted of certain of its subsidiaries that offered interactive and land-based gaming solutions for the regulated gaming industry worldwide.

Amaya’s B2C operations operate globally and conduct its principal activities from its headquarters in the Isle of Man. The Corporation owns and operates gaming and related interactive entertainment businesses, which it offers under several owned brands including, among others, PokerStars, Full Tilt, BetStars, StarsDraft, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour.

Amaya’s registered head office is located at 7600 Trans-Canada Highway, Montréal, Québec, Canada, H9R 1C8 and its common shares (“Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market, each under the symbol “AYA”.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34—Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. The accounting policies and methods of computation applied in these unaudited interim condensed consolidated financial statements are consistent with those applied by the Corporation in its audited consolidated financial statements as at and for the year ended December 31, 2015 and related notes contained therein (the “2015 Financial Statements”) with the exception of its presentation currency which was changed from the Canadian dollar to the U.S. dollar. For a discussion on the change in presentation currency refer to the “Change in presentation currency” note below. These unaudited interim condensed consolidated financial statements should be read in conjunction with the 2015 Financial Statements.

For reporting purposes, the Corporation prepares its financial statements in U.S. dollars. Unless otherwise indicated, all dollar (“$”) amounts and references to “USD” or “USD $” in these unaudited interim condensed consolidated financial statements are expressed in U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros, references to ‘‘CDN’’ or “CDN $” are to Canadian dollars and references to “GBP” are to Great Britain Pound Sterling. Unless otherwise indicated, all references to a specific “note” refers to these notes to the unaudited interim condensed consolidated financial statements of the Corporation for the three and six month periods ended June 30, 2016. References to “IFRS” and “IASB” are to International Financial Reporting Standards and the International Accounting Standards Board, respectively.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized.  New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

4.	CHANGE IN PRESENTATION CURRENCY

Effective January 1, 2016, the Corporation changed its presentation currency in the unaudited interim condensed consolidated financial statements from the Canadian dollar to the U.S. dollar. The change in presentation currency was made as the Corporation believes that this change will reduce the impact of movements in exchange rates on reported results and provide shareholders with a more accurate reflection of the Corporation’s underlying performance. In making the change to a U.S. dollar presentation currency, the Corporation applied the change retrospectively, in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, as if the new presentation currency had always been the Corporation's presentation currency.

The financial statements for all periods presented herein have been translated to a U.S. dollar presentation currency. For comparative balances, assets and liabilities were translated into the presentation currency at the closing rate of exchange at the reporting date for those financial periods, and income and expenses were translated into the presentation currency using a reasonable average exchange rate that approximates the exchange rates at the dates of the transactions in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Non U.S. dollar cash flows were translated into U.S. dollars using the average rates of exchange over the relevant period, and share capital and reserves were translated at the historical rates prevailing on the date of each relevant transaction. Exchange rate differences arising on translation to the presentation currency were recognized in the foreign currency translation reserve in shareholders’ equity.

The exchange rates used were as follows:

CDN $/$ exchange rate	Year ended December 31,	Six Months Ended June 30,
	2015	2015
Closing rate	1.3840	1.2490
Average rate	1.2785	1.2352

5.	CHANGE IN ACCOUNTING ESTIMATE

During the three months ended June 30, 2016, the Corporation determined that it was necessary to accelerate the amortization of the Full Tilt software no longer used as a result of the previously announced migration of the Full Tilt brand and players to the PokerStars platform reducing the remaining life from 39 to 24 months. Although the software will no longer be used, the Corporation determined that there is value in preventing its use by others. This change in accounting estimate results in an increase in amortization of intangibles expense from approximately $11.28 million to approximately $18.10 million each year from May 2016 through April 2018.

6.	SEGMENTED INFORMATION

For the three and six months ended June 30, 2016 and 2015, the Corporation had one reportable segment, B2C, which for the purposes of the financial statements is further divided into the Poker and Casino & Sportsbook business lines. Other B2C sources of revenue are aggregated into “Other”, while certain other nominal sources of revenue and corporate costs are included in “Corporate”.

Segmented net earnings from continuing operations for the three months ended June 30, 2016:

	Three Months Ended June 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	215,622	59,615	10,479	285,716	223	285,939
Selling				(39,779)	(513)	(40,292)
General and administrative				(135,200)	(17,486)	(152,686)
Financial				(29,839)	2,536	(27,303)
Gaming duty				(27,498)	—	(27,498)
Acquisition-related costs				(15)	—	(15)
Loss from investments				(3,162)	(10,701)	(13,863)
Earnings from associates				—	731	731
Net earnings (loss) from continuing operations before income taxes				50,223	(25,210)	25,013
Income taxes (recovery)				2,527	(11)	2,516
Net earnings (loss) from continuing operations				47,696	(25,199)	22,497

Other segmented information
Depreciation & amortization				34,153	147	34,300
Bad debt expense				1,296	169	1,465
Total Assets				5,479,270	78,595	5,557,865
Total Liabilities				3,503,362	26,034	3,529,396

Segmented net earnings from continuing operations for the three months ended June 30, 2015:

	Three months ended June 30, 2015 (As adjusted - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	216,053	31,493	11,562	259,108	392	259,500
Selling				(42,913)	(410)	(43,323)
General and administrative				(124,637)	(12,354)	(136,991)
Financial				(42,186)	3,272	(38,914)
Gaming duty				(22,988)	—	(22,988)
Acquisition-related costs				(129)	—	(129)
Income (loss) from investments				(1,276)	833	(443)
Loss from associates				—	(82)	(82)
Net earnings (loss) from continuing operations before income taxes				24,979	(8,349)	16,630
Income taxes				3,105	7,143	10,248
Net earnings (loss) from continuing operations				21,874	(15,492)	6,382

Other segmented information
Depreciation & amortization				31,413	188	31,601
Bad debt expense				573	194	767
Total Assets				5,778,538	139,025	5,917,563
Total Liabilities				3,838,141	85,401	3,923,542

Segmented net earnings from continuing operations for the six months ended June 30, 2016:

	Six Months Ended June 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	431,996	119,729	22,450	574,175	437	574,612
Selling				(84,524)	(1,277)	(85,801)
General and administrative				(259,715)	(33,700)	(293,415)
Financial				(58,722)	6,535	(52,187)
Gaming duty				(56,853)	—	(56,853)
Acquisition-related costs				(199)	—	(199)
Loss from investments				(2,294)	(2,088)	(4,382)
Earnings from associates				—	691	691
Net earnings (loss) from continuing operations before income taxes				111,868	(29,402)	82,466
Income taxes (recovery)				4,505	(27)	4,478
Net earnings (loss) from continuing operations				107,363	(29,375)	77,988

Other segmented information
Depreciation & amortization				67,290	293	67,583
Bad debt expense				2,267	169	2,436
Total Assets				5,479,270	78,595	5,557,865
Total Liabilities				3,503,362	26,034	3,529,396

Segmented net earnings from continuing operations for the six months ended June 30, 2015:

	Six months ended June 30, 2015 (As adjusted - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Revenue	458,867	47,907	24,200	530,974	818	531,792
Selling				(89,307)	(861)	(90,168)
General and administrative				(239,061)	(24,950)	(264,011)
Financial				(91,928)	211	(91,717)
Gaming duty				(49,157)	—	(49,157)
Acquisition-related costs				(129)	—	(129)
Income (loss) from investments				(1,276)	4,467	3,191
Loss from associates				—	(210)	(210)
Net earnings (loss) from continuing operations before income taxes				60,116	(20,525)	39,591
Income taxes				3,647	6,299	9,946
Net earnings (loss) from continuing operations				56,469	(26,824)	29,645

Other segmented information
Depreciation & amortization				62,390	453	62,843
Bad debt expense				1,592	2,294	3,886
Total Assets				5,778,538	139,025	5,917,563
Total Liabilities				3,838,141	85,401	3,923,542

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its products and services. The following tables set out the proportion of revenue attributable to each license or approval generating a minimum of 5% of total consolidated revenue, as well as the revenue attributable to Canada, the Corporation’s jurisdiction of incorporation:

	Three Months Ended June 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	87,355	2,952	—	90,307	—	90,307
Malta	59,929	38,600	—	98,529	—	98,529
Italy	18,636	6,375	143	25,154	—	25,154
United Kingdom	15,036	3,845	90	18,971	—	18,971
Spain	10,142	6,146	150	16,438	—	16,438
France	12,610	326	132	13,068	—	13,068
Other licensed or approved jurisdictions	11,914	1,371	9,964	23,249	223	23,472
	215,622	59,615	10,479	285,716	223	285,939

	Three Months Ended June 30, 2015 (As adjusted - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	88,151	1,624	—	89,775	—	89,775
Malta	61,257	21,191	—	82,448	—	82,448
Italy	19,250	1,188	149	20,587	—	20,587
United Kingdom	15,607	3,405	92	19,104	—	19,104
Spain	9,963	4,073	150	14,186	—	14,186
France	13,607	—	140	13,747	—	13,747
Other licensed or approved jurisdictions	8,218	12	11,031	19,261	392	19,653
	216,053	31,493	11,562	259,108	392	259,500

	Six Months Ended June 30, 2016
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	171,441	6,216	—	177,657	—	177,657
Malta	120,288	79,900	—	200,188	—	200,188
Italy	40,031	12,827	301	53,159	—	53,159
United Kingdom	30,058	7,133	197	37,388	—	37,388
Spain	19,630	11,628	315	31,573	—	31,573
France	28,166	326	280	28,772	—	28,772
Other licensed or approved jurisdictions	22,382	1,699	21,357	45,438	437	45,875
	431,996	119,729	22,450	574,175	437	574,612

	Six months ended June 30, 2015 (As adjusted - note 4, 9)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Canada	—	—	—	—	—	—
Isle of Man	188,373	5,079	—	193,452	—	193,452
Malta	125,430	30,190	—	155,620	—	155,620
Italy	42,372	1,205	312	43,889	—	43,889
United Kingdom	33,128	5,221	192	38,541	—	38,541
Spain	22,756	6,200	314	29,270	—	29,270
France	29,295	—	293	29,588	—	29,588
Other licensed or approved jurisdictions	17,513	12	23,089	40,614	818	41,432
	458,867	47,907	24,200	530,974	818	531,792

The distribution of some of the Corporation’s non-current assets (goodwill, intangible assets and property and equipment) by geographic region is as follows:

	As at June 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Geographic Area
Canada	35,996	31,406
Isle of Man	4,631,153	4,693,965
Malta	601	673
Italy	56	61
United Kingdom	5,829	5,157
France	365	376
Other licensed or approved jurisdictions	22,019	16,808
	4,696,019	4,748,446

7.	EXPENSES CLASSIFIED BY NATURE

	Three Months Ended June 30,		Six Months Ended June 30,
	2016 $000’s	2015 $000’s	2016 $000’s	2015 $000’s
		(As adjusted – note 4, 9)		(As adjusted – note 4, 9)
Financial
Interest and bank charges	39,805	46,003	82,290	98,291
Foreign exchange	(12,502)	(7,089)	(30,103)	(6,574)
	27,303	38,914	52,187	91,717
General and administrative
Processor costs	13,328	14,638	27,112	30,317
Office	16,882	15,864	33,515	30,009
Salaries and fringe benefits	53,309	47,089	96,290	85,552
Research and development salaries	6,848	7,090	15,719	14,145
Stock-based compensation	3,352	5,010	6,418	7,780
Depreciation of property and equipment	2,033	2,004	3,990	3,580
Amortization of deferred development costs	1,046	115	2,139	235
Amortization of intangible assets	31,221	29,482	61,454	59,028
Professional fees	16,350	13,505	37,268	28,013
Impairment	6,758	1,285	6,758	1,285
Bad debt	1,465	767	2,436	3,886
Loss on disposal of assets	94	142	316	181
	152,686	136,991	293,415	264,011

Selling	40,292	43,323	85,801	90,168

Gaming duty	27,498	22,988	56,853	49,157

Acquisition-related costs
Professional fees	15	129	199	129
	15	129	199	129

8.	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings from continuing operations and earnings per Common Share for the following periods:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015 (As adjusted - note 4, 9)	2016	2015 (As adjusted - note 4, 9)
Numerator
Numerator for basic and diluted earnings per Common Share – net earnings from continuing operations	$22,639,000	$6,382,000	$78,278,000	$29,645,000
Numerator for basic and diluted earnings per Common Share – net earnings from discontinuing operations	$—	$181,085,000	$—	$168,589,000
Numerator for basic and diluted earnings per Common Share – net earnings	$22,639,000	$187,467,000	$78,278,000	$198,234,000
Denominator
Denominator for basic earnings per Common Share – weighted average number of Common Shares	142,167,870	133,741,922	137,921,027	133,386,479

Effect of dilutive securities
Stock options	1,366,493	4,179,007	1,352,361	4,417,235
Warrants	—	13,114,941	—	13,344,148
Convertible Preferred Shares	51,870,340	48,892,770	51,604,707	48,642,957
Effect of dilutive securities	53,236,833	66,186,718	52,957,068	66,404,340
Dilutive potential for diluted earnings per Common Share	195,404,703	199,928,640	190,878,095	199,790,819
Basic earnings from continuing operations per Common Share	$0.16	$0.05	$0.57	$0.22
Diluted earnings from continuing operations per Common Share	$0.12	$0.03	$0.41	$0.15
Basic earnings from discontinued operations per Common Share	$—	$1.35	$—	$1.26
Diluted earnings from discontinued operations per Common Share	$—	$0.91	$—	$0.84
Basic earnings per Common Share	$0.16	$1.40	$0.57	$1.49
Diluted earnings per Common Share	$0.12	$0.94	$0.41	$0.99

9.	PRIOR PERIOD ADJUSTMENT

	Three Months Ended June 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A, B)	2015 $000’s
Revenues	259,500	—	259,500
Expenses
Selling	43,323	—	43,323
General and administrative	159,979	(22,988)	136,991
Financial	38,914	—	38,914
Gaming duty	—	22,988	22,988
Acquisition-related costs	129	—	129
Total expenses	242,345	—	242,345
Loss from investments	(525)	82	(443)
Loss from associates	—	(82)	(82)
Net earnings from continuing operations before income taxes	16,630	—	16,630
Current income taxes	1,813	(1,813)	—
Deferred income taxes	8,435	(8,435)	—
Income taxes	—	10,248	10,248
Net earnings from continuing operations	6,382	—	6,382
Net earnings from discontinued operations (net of tax)	181,085	—	181,085
Net earnings	187,467	—	187,467

	Six Months Ended June 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified) (A, B)	2015 $000’s
Revenues	531,792	—	531,792
Expenses
Selling	90,168	—	90,168
General and administrative	313,168	(49,157)	264,011
Financial	91,717	—	91,717
Gaming duty	—	49,157	49,157
Acquisition-related costs	129	—	129
Total expenses	495,182	—	495,182
Income from investments	2,981	210	3,191
Loss from associates	—	(210)	(210)
Net earnings from continuing operations before income taxes	39,591	—	39,591
Current income taxes	3,378	(3,378)	—
Deferred income taxes	6,568	(6,568)	—
Income taxes	—	9,946	9,946
Net earnings from continuing operations	29,645	—	29,645
Net earnings from discontinued operations (net of tax)	168,589	—	168,589
Net earnings	198,234	—	198,234

(A)

The Corporation combined current and deferred income taxes in the unaudited interim condensed consolidated statement of earnings into one line item called “Income taxes”. This reclassification had no impact on the total earnings of the Corporation.

(B)

To provide more relevant information to the readers of the Corporation’s unaudited interim condensed consolidated financial statements, the Corporation also changed its accounting policy relating to the presentation of gaming duties in the unaudited interim condensed consolidated statements of earnings. The expense was reclassified from general and administrative to its own separate line item titled “Gaming duty” for the comparative period to conform to the current year’s presentation as it reflects the increasing importance of gaming duties to the users of the financial statements. This reclassification had no impact on the unaudited interim condensed consolidated statements of earnings.

The following table illustrates the reclassification of certain items in the unaudited interim condensed consolidated statement of cash flows for customer deposits:

	Six Months Ended June 30,
	2015 $000’s (As adjusted – note 4)	2015 $000’s (As reclassified)	2015 $000’s
Adjustment to operating activities
Changes in non-cash operating elements of working capital	(9,240)	48,220	38,980
Customer deposit liability movement	—	(48,220)	(48,220)
	(9,240)	—	(9,240)
Adjustment to investing activities
Purchase of investments	6,014	(39,362)	(33,348)
Sale of investments utilizing customer deposits	—	39,362	39,362
	6,014	—	6,014

The Corporation separated Cash into two line items, “Cash – operational” and “Cash - customer deposits”, in the unaudited interim condensed statement of financial position.  Cash – operational presents cash that is available for use by the Corporation for operations whereas Cash – customer deposits presents cash that is only available to the Corporation to cover its customer deposit liability.

The Corporation also separated Current investments into two line items, “Current investments” and “Current investments – customer deposits”, in the unaudited interim condensed statement of financial position.  Current investments presents current investments (i.e., short term, highly liquid investments) held by the Corporation and that the Corporation may liquidate to use for operations whereas Current investments – customer deposits presents current investments held by the Corporation and that the Corporation may only liquidate to cover its customer deposit liability (whether directly or by adding the proceeds to Cash – customer deposits).

As a result of these reclassifications, the Corporation also (i) reclassified the sale of current investments relating to customer deposits from “Purchases of investments” in the investing activities section of the unaudited interim condensed statement of cash flows to its own line item titled “Sale of investments utilizing customer deposits” within the investing activities section of the same statement, and (ii) reclassified the customer deposit liability movements from net working capital to its own line item titled “Customer deposit liability movement”. These reclassifications had no impact on the total cash flow change.

10.	RESTRICTED CASH ADVANCES AND COLLATERAL

Restricted cash advances and collateral held by the Corporation consists of the following components:

	As at June 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Guarantees in connection with licenses held	14,989	7,277
Funds in excess of working capital requirements set aside for deferred payment *	129,153	110,892
Cash portion of Kentucky Bond Collateral **	40,000	—
Restricted cash advances and collateral – total	184,142	118,169
Restricted cash advances and collateral – current portion	129,153	—
Restricted cash advances and collateral – non-current portion	54,989	118,169

*

The purchase price for the Corporation’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited (“Oldford Group”)) and its subsidiaries and affiliates (collectively with Oldford Group, “Rational Group”) on August 1, 2014 (the “Rational Group Acquisition”) included a $4.5 billion payment made at closing of the transaction, plus a deferred payment in the aggregate amount of $400 million, payable on February 1, 2017. The Corporation must deposit into a separate bank account an amount equal to 35% of its monthly excess cash flow as defined under the credit agreements governing the First Lien Term Loans and USD Second Lien Term Loan (see note 12).

**

For the six months ended June 30, 2016, $40 million of restricted cash was collateralized as part of the Kentucky Bond Collateral (see note 18) and now appears in Cash portion of Kentucky Bond Collateral.

11.	CUSTOMER DEPOSITS

The Corporation holds customer deposits, along with winnings and any bonuses in trust accounts from which money may not be removed if it would result in a shortfall of such deposits. These deposits are included in current assets in the unaudited interim condensed consolidated statements of financial position under Cash - customer deposits and Current investments – customer deposits and includes cash and short term, highly liquid investments. Customer deposits are segregated as follows:

	As at June 30,	As at December 31,
	2016	2015
	$000's	$000's
Cash - customer deposits	128,786	203,475
Current investments - customer deposits	236,578	240,044
Total	365,364	443,519
Customer deposits liability	365,364	443,519

Customer deposit liabilities relate to customer deposits which are held in multiple bank accounts that are segregated from those holding operational funds. At June 30, 2016, the Corporation had $365.36 million (December 31, 2015 - $443.52 million) in customer deposit liabilities.

Additionally, at June 30, 2016, the Corporation had $51.85 million (December 31, 2015 - $41.66 million) in “customer coins”, which are included in “other payables” under current liabilities in the unaudited interim condensed consolidated statements of financial position (see note 14).

12.	LONG-TERM DEBT

The following is a summary of long-term debt outstanding at June 30, 2016 and December 31, 2015 (all capitalized terms used in the table below relating to such long-term debt are defined below in this note):

	Interest rate	June 30, 2016, Principal outstanding balance in local denominated currency	June 30, 2016 Carrying amount	December 31, 2015, Principal outstanding balance in local denominated currency	December 31, 2015 Carrying amount
		$000’s	$000’s	$000’s (As adjusted - note 4)	$000’s (As adjusted - note 4)
USD First Lien Term Loan	5.00%	2,031,356	1,970,909	2,041,616	1,978,764
EUR First Lien Term Loan	5.25%	287,595	313,560	289,048	307,583
USD Second Lien Term Loan	8.00%	210,000	163,900	210,000	161,524
CDN 2013 Debentures	7.50%	—	—	30,000	21,556
Total long-term debt			2,448,369		2,469,427
Current portion			69,592		32,889
Non-current portion			2,378,777		2,436,538

During the three months ended June 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	24,304	(335)	23,969
EUR First Lien Term Loan	5.68%	4,322	500	4,822
USD Second Lien Term Loan	13.26%	4,248	1,207	5,455
CDN 2013 Debentures	14.10%	—	4	4
Total		32,874	1,376	34,250

During the three months ended June 30, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.79%	18,308	2,659	20,967
EUR First Lien Term Loan	5.97%	2,914	305	3,219
USD Second Lien Term Loan	9.07%	16,178	1,107	17,285
USD Senior Facility	9.90%	3,696	1,803	5,499
USD Mezzanine Facility	16.16%	1,046	16,668	17,714
CDN 2013 Debentures	14.10%	405	361	766
Total		42,547	22,903	65,450

During the six months ended June 30, 2016, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's	Interest Accretion $000's	Total Interest $000's
USD First Lien Term Loan	5.71%	47,993	2,442	50,435
EUR First Lien Term Loan	5.68%	8,552	752	9,304
USD Second Lien Term Loan	13.26%	8,495	2,376	10,871
CDN 2013 Debentures	14.10%	—	125	125
Total		65,040	5,695	70,735

During the six months ended June 30, 2015, the Corporation incurred the following interest on its then-outstanding long-term debt:

	Effective interest rate	Interest $000's (As adjusted - note 4)	Interest Accretion $000's (As adjusted - note 4)	Total Interest $000's (As adjusted - note 4)
USD First Lien Term Loan	5.79%	39,411	5,265	44,676
EUR First Lien Term Loan	5.97%	5,909	614	6,523
USD Second Lien Term Loan	9.07%	32,178	2,181	34,359
USD Senior Facility	9.90%	9,349	1,891	11,240
USD Mezzanine Facility	16.16%	2,614	18,852	21,466
CDN 2013 Debentures	14.10%	1,401	703	2,104
Total		90,862	29,506	120,368

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans, amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	70,828	80,657	20,519	20,519	1,838,834
EUR First Lien Term Loan	11,192	12,745	3,242	3,242	290,556
USD Second Lien Term Loan	—	—	—	—	210,000
Total	82,020	93,402	23,761	23,761	2,339,390

(a)	First and Second Lien Term Loans

On August 1, 2014, Amaya completed the Rational Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing (as defined below), the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash.  The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

First Lien Term Loans

Giving effect to the Refinancing, the USD First Lien Term Loan increased to $2.04 billion and the EUR First Lien Term Loan increased to €289 million. The applicable interest rates remained the same.

The Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans. Excess cash flow is referred to as EBITDA of Amaya Holdings B.V. on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ending on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and an amendment to the credit agreement for the First Lien Term Loans, the Corporation will not be required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016. Notwithstanding, the Corporation revised its estimates of excess cash flow allocations to the principal repayment of the First Lien Term Loans over the next five years.

The agreement for the First Lien Term Loans restricts Amaya Holdings B.V. and its subsidiaries from, among other things, incurring additional debt or granting additional liens on its assets and equity, distributing equity interests and distributing any assets to third parties.

Second Lien Term Loan

Giving effect to the Refinancing, the Second Lien Term Loan decreased to $210 million. The applicable interest rate remained the same.

(b)Senior Facility

On May 15, 2014, a former subsidiary of the Corporation, Cadillac Jack Inc. (“Cadillac Jack”) obtained an incremental $80 million term loan to its then-existing credit facilities through an amendment thereto for the purpose of financing working capital expenses and general corporate purposes of the Corporation. The new aggregate principal amount of $240 million accrued interest at a per annum rate equal to LIBOR plus 8.5% with a 1% LIBOR floor (as amended, the “USD Senior Facility”). The USD Senior Facility was to mature over a five-year term from the closing date and was secured by the stock and the assets of the subsidiary. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Senior Facility on May 29, 2015.

(c)Mezzanine Facility

On May 15, 2014, Cadillac Jack obtained a mezzanine subordinated unsecured loan (the “USD Mezzanine Facility”) in the form of a subordinated term loan in the aggregate principal amount of $100 million, bearing interest at a per annum rate equal to 13%; provided, at the option of the subsidiary, interest accruing at a per annum rate of 7% could instead be paid in-kind in lieu of cash. The USD Mezzanine Facility was to mature over a six-year term from the closing date and was unsecured. The Corporation fully repaid, and satisfied all outstanding obligations under, the USD Mezzanine Facility on May 29, 2015.

The repayment of the USD Senior Facility and USD Mezzanine Facility resulted in the Corporation repaying approximately $344 million of debt, thereby eliminating all related debt service costs, including interest payments, of each of the USD Senior Facility and USD Mezzanine Facility.

(d)	2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million. Each unit consisted of certain non-convertible subordinated debentures (the “CDN 2013 Debentures”) and non-transferable Common Share purchase warrants. The CDN 2013 Debentures matured on January 31, 2016 and CDN $30 million was repaid on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

13.	DERIVATIVES

The Corporation is exposed to interest rate and currency risk. The Corporation uses derivative financial instruments for risk management purposes only, not for generating trading profits, and anticipates that such instruments will mitigate interest rate and currency risk, as applicable. As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related the hedged position.

Derivative instruments with hedge accounting

During the three months ended June 30 2016, the Corporation refined the assumptions used in the fair valuation process of its cross currency interest rate swap contracts to obtain a more precise estimate of the credit valuation adjustment element of the fair valuation. This resulted in a decrease of the derivative liability position of $2.1 million and corresponding increase in Other comprehensive income.

Derivative instruments without hedge accounting

As at June 30, 2016, the Corporation has multiple forward foreign exchange contracts outstanding to purchase USD for Euros and buy GBP for USD. These economic hedges are intended to mitigate the impact of the fluctuation of both the USD to Euro and USD to GBP exchange rates on foreign currency liabilities.

For the three months ended June 30, 2016, the Corporation recognized a realized loss in income of $595,000 (2015 – nil) and an unrealized loss in income of $4.96 million (2015 – unrealized gain of $1.32 million).

For the six months ended June 30, 2016, the Corporation recognized a realized gain in income of $875,000 (2015 – nil) and an unrealized loss in income of $6.39 million (2015 – unrealized gain of $1.32 million).

Net investment hedge accounting

The Corporation has designated the entire principal amount of the USD Second Lien Term Loan and its USD deferred consideration (i.e., the deferred purchase price for its B2C business) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains or losses arising from the translation of the USD-denominated liabilities that is determined to be an effective hedge is recognized in other comprehensive income, counterbalancing a portion of the gains or losses arising from translation of the Corporation’s net investment in its foreign operations.

During the three and six months ended June 30, 2016, the Corporation recorded an unrealized exchange loss on translation of $13.11 million (2015 – $59.48 million) and $13.11 million (2015 – $4.85 million), respectively, in the cumulative translation adjustment in reserves related to the translation of the USD Second Lien Term Loan and such USD contingent consideration.

Put liabilities

In connection with the July 31, 2015 acquisition of Stars Fantasy Sports Subco, LLC, the operator of the Corporation’s StarsDraft brand, the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded as at June 30, 2016 at the present value of $5.44 million (December 31, 2015 - $5.29 million).

In connection with the October 20, 2015 acquisition of the assets of Linicom Ltd. (formerly known as Amaya Innovation Ltd), the Corporation granted a put option to the sellers whereby such sellers have the right, but not the obligation, to sell to the Corporation all the equity interests then held by such sellers. This derivative was recorded as at June 30, 2016 at the present value of $838,000 (December 31, 2015 - $815,000).

The following table summarizes the fair value of derivatives as at June 30, 2016 and the change in fair value for the six months ended June 30, 2016:

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—
Unrealized gain in fair value	4,012	9,473	13,485
Total derivative asset as at December 31, 2015 (As adjusted - note 4)	4,012	9,473	13,485
Unrealized loss in fair value	(4,012)	(9,737)	(13,749)
Translation	—	264	264
Total derivative asset as at June 30, 2016	—	—	—

	Forward Contracts $000's	Cross-currency interest rate swap contracts $000's	Put Liability $000's	Total $000's
Opening balance, as at January 1, 2015	—	—	—	—
Unrealized loss in fair value	2,184	16,539	—	18,723
Derivatives granted on acquisitions	—	—	6,102	6,102
Total derivative liability as at December 31, 2015 (As adjusted - note 4)	2,184	16,539	6,102	24,825
Unrealized loss in fair value	4,208	36,426	—	40,634
Accretion	—	—	173	173
Translation	—	170	—	170
Total derivative liability as at June 30, 2016	6,392	53,135	6,275	65,802
Current portion	6,392	—	—	6,392
Non-current portion	—	53,135	6,275	59,410

14.	OTHER PAYABLES

The Corporation’s other payables primarily comprise customer coins and certain Austria gaming duty as described below. The customer coins relate to loyalty programs operated by the B2C business for its customers, which involves awarding customer coins, i.e., loyalty points, based on amounts wagered and gameplay. The customer coins can be used to make a wide variety of purchases (including entry into tournaments) in lieu of cash or can be exchanged for cash. The Corporation maintains sufficient overhead in cash and investments to cover the estimated future customer coin liability.

The Corporation recorded an amount for alleged gaming duty payable in Austria for a period from 2011 through 2015. Based on internal and external local tax advice, to potentially mitigate any penalties and possible action by the Austrian tax authorities, the Corporation intends to pay the alleged gaming duty provided and filed an appeal with the applicable Austrian courts on the basis of, among other arguments, the constitutionality of the gaming duty. The Corporation has sent a notice of claim to the former owners of Oldford Group seeking indemnification under the merger agreement governing the Rational Group Acquisition in the amount of $21.76 million (€19.61 million), representing the amount of alleged gaming duty owed for pre-acquisition periods. This amount has not been recorded in the financial statements.

	As at June 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Austria gaming duty	22,970	34,788
Customer coins	51,846	41,655
Brokerage account payable	7,617	7,099
Deferred payment	—	3,500
Bonuses payable to employees	4,671	2,412
Total current portion of other payable	87,104	89,454

The Corporation’s other long-term payables include the following:

	As at June 30,	As at December 31,
	2016	2015
	$000’s	$000’s (As adjusted - note 4)
Bonuses payable to employees	608	569
Total long term portion of other payables	608	569

15.	SHARE CAPITAL

The authorized share capital of the Corporation consists of an unlimited number of Common Shares, with no par value, and an unlimited number of convertible preferred shares (“Preferred Shares”), with no par value, issuable in series.

During the six months ended June 30, 2016:

•

the Corporation issued 11,266,575 Common Shares for cash consideration of $1.19 million as a result of the exercise of warrants. The exercised warrants were initially valued at $288.98 million using the Black-Scholes valuation model. Upon the exercise of such warrants, the value originally allocated to the warrants in reserves was reallocated to the Common Shares so issued.

•

the Corporation issued 162,034 Common Shares for cash consideration of $513,000 as a result of the exercise of stock options. The exercised stock options were initially valued at $166,000 using the Black-Scholes valuation model. Upon the exercise of such stock options, the value originally allocated to the stock options in reserves was reallocated to the Common Shares so issued.

16.	RESERVES

The following table highlights the classes of reserves included in the Corporation’s equity:

	Warrants $000’s	Stock options $000’s	Treasury shares $000’s	Cumulative translation adjustments $000’s	Available for sale investments $000’s	Derivatives $000’s	Other $000’s	Total $000’s
Balance – January 1, 2015 (As adjusted - note 4, 9)	304,430	8,111	(1,893)	(27,378)	13,646	—	1,624	298,540
Cumulative translation adjustments	—	—	—	81,580	—	—	—	81,580
Stock-based compensation	—	14,224	—	—	—	—	—	14,224
Exercise of warrants	(810)	—	—	—	—	—	—	(810)
Exercise of stock options	—	(1,188)	—	—	—	—	—	(1,188)
Realized gains	—	—	—	—	(8,909)	(43,898)	—	(52,807)
Unrealized losses	—	—	—	—	(17,019)	(7,059)	—	(24,078)
Purchases of treasury shares	—	—	(28,142)	—	—	—	—	(28,142)
Put liability (note 13)	—	—	—	—	—	(5,980)	—	(5,980)
Other	—	—	—	—	—	—	(375)	(375)
Balance – December 31, 2015 (As adjusted - note 4)	303,620	21,147	(30,035)	54,202	(12,282)	(56,937)	1,249	280,964
Cumulative translation adjustments	—	—	—	(80,342)	—	—	—	(80,342)
Stock-based compensation	—	6,418	—	—	—	—	—	6,418
Exercise of warrants	(288,981)	—	—	—	—	—	—	(288,981)
Exercise of stock options	—	(166)	—	—	—	—	—	(166)
Realized losses	—	—	—	—	—	42,591	—	42,591
Unrealized (losses) gains	—	—	—	—	5,258	(45,057)	—	(39,799)
Balance – June 30, 2016	14,639	27,399	(30,035)	(26,140)	(7,024)	(59,403)	1,249	(79,315)

Stock Options

Under the Corporation’s 2010 Stock Option Plan (the “Option Plan”) and 2015 Equity Incentive Plan (the “Equity Incentive Plan” and, together with the Option Plan, the “Plans”), an aggregate of 2,937,680 additional Common Shares were reserved for issuance as at June 30, 2016. Pursuant to the terms of the Plans, this reserve cannot exceed 10% of the issued and outstanding Common Shares of the Corporation at any time. At June 30, 2016, the stock options represented 7.97% of the issued and outstanding Common Shares of the Corporation.

The following table provides information about outstanding stock options issued under the Plans:

	As at June 30, 2016
	Number of options	Weighted average exercise price CDN $
Beginning balance	12,000,819	CDN $20.69
Transactions during the period:
Issued	65,000	21.46
Exercised	(162,034)	4.26
Forfeited	(355,985)	28.67
Ending balance	11,547,800	CDN $20.68

During the three months ended June 30, 2016, the Corporation granted an aggregate of 25,000 stock options under the Equity Incentive Plan.

During the six months ended June 30, 2016, the Corporation granted an aggregate of 65,000 stock options under the Equity Incentive Plan.

The outstanding stock options issued under the Plans are exercisable at prices ranging from CDN $1.00 to $35.30 per share and have a weighted average contractual term of 4.90 years.

The weighted average share price of options exercised during the six months ended June 30, 2016 was CDN $4.26 (December 31, 2015 – CDN $4.67).

A summary of exercisable options per stock option grant under the Plans is as follows:

	Outstanding options		Exercisable options
Exercise prices CDN $	Number of options	Weighted average outstanding maturity period (years)	Number of options	Exercise price CDN $
1.00 to 3.38	1,374,400	1 to 3	1,374,400	1.00 to 3.38
4.20 to 8.43	1,638,825	3 to 5	1,234,231	4.20 to 8.43
16.00 to 35.30	8,534,575	5 to 7	1,586,631	16.00 to 35.30
	11,547,800	4.90	4,195,262	CDN $13.08

The Corporation recorded a compensation expense for the three and six month periods ended June 30, 2016 of $3.35 million (June 30, 2015 - $5.01 million) and $6.42 million (June 30, 2015 – $7.77 million), respectively. As at June 30, 2016, the Corporation had $13.35 million of compensation expense related to the issuance of stock options to be recorded in future periods. Pursuant to an amendment to the Option Plan approved by the Corporation’s shareholders on June 22, 2015 and by the TSX, the options granted under the Option Plan were extended in certain circumstances for an additional two years.

The stock options issued during the six months ended June 30, 2016 and year ended December 31, 2015 were accounted for at their grant date fair value of $222,000 and $15.83 million, respectively, as determined by the Black-Scholes valuation model using the following weighted-average assumptions:

	2016	2015
Expected volatility	54%	54%
Expected life	4.75 years	3.75 to 6.25 years
Expected forfeiture rate	17%	0%-17%
Risk-free interest rate	1.07%	1.07%
Dividend yield	Nil	Nil
Weighted average share price	CDN $ 21.46	CDN $ 26.40
Weighted average fair value of options at grant date	CDN $ 4.55	CDN $ 5.04

The expected life of the options is estimated using the average of the vesting period and the contractual life of the options. The expected volatility is estimated based on the Corporation’s public trading history on the TSX for the last 4.75 years. Expected forfeiture rate is estimated based on a combination of historical forfeiture rates and expected turnover rates.

Warrants

The following table provides information about outstanding warrants at June 30, 2016:

	As at June 30, 2016
	Number of warrants	Weighted average exercise price CDN $
Beginning balance	15,274,584	5.14
Exercised	(11,273,902)	0.16
Expired	(682)	6.25
Ending balance	4,000,000	CDN $19.17

The following table provides information about outstanding warrants per particular warrant grant:

Grant date	Expiry date	Number of warrants	Exercise price CDN $
May 15, 2014	May 15, 2024	4,000,000	19.17
		4,000,000	CDN $19.17

17.	FAIR VALUE

The Corporation determined that the carrying values of its short-term financial assets and liabilities approximate to their fair value because of the relatively short periods to maturity of these instruments and low risk of credit.

Certain of the Corporation’s financial assets are measured at fair value at the end of each reporting period. The following table provides information about how the fair values of these financial assets are determined as at each of June 30, 2016 and December 31, 2015:

	As at June 30, 2016
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	52,701	52,701	—	—
Bonds - Available for sale	109,628	109,628	—	—
Convertible debentures - Fair value through profit/loss	12,410	5,200	7,210	—
Equity in quoted companies - Available for sale, Preferred Shares, fair value through profit/loss	142,651	115,602	—	27,049
Equity in private companies - Available for sale	8,342	—	—	8,342
Total financial assets	325,732	283,131	7,210	35,391

Derivatives	65,802	—	59,527	6,275
Total financial liabilities	65,802	—	59,527	6,275

	As at December 31, 2015 (As adjusted - note 4)
	Fair value & carrying value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Funds - Available for sale	57,340	57,340	—	—
Bonds - Available for sale	90,963	90,963	—	—
Convertible debentures- Fair value through profit/loss	12,261	4,952	7,309	—
Equity in quoted companies - Available for sale	147,019	128,802	—	18,217
Equity in private companies - Available for sale	9,462	—	—	9,462
Derivatives	13,485	—	13,485	—
Total financial assets	330,530	282,057	20,794	27,679

Derivatives	24,825	—	18,723	6,102
Total financial liabilities	24,825	—	18,723	6,102

The fair values of other financial assets and liabilities measured at amortized cost on the statements of financial position as at each of June 30, 2016 and December 31, 2015 are as follows:

	As at June 30, 2016
	Fair value	Level 1	Level 2	Level 3
	$000’s	$000’s	$000’s	$000’s
Promissory note	8,153	—	—	8,153
Total financial assets	8,153	—	—	8,153

First Lien Term Loans	2,282,072	2,282,072	—	—
USD Second Lien Term Loan	207,507	207,507	—	—
Total financial liabilities	2,489,579	2,489,579	—	—

	As at December 31, 2015 (As adjusted - note 4)
	Fair value $000’s	Level 1 $000’s	Level 2 $000’s	Level 3 $000’s
Promissory note	7,700	—	—	7,700
Total financial assets	7,700	—	—	7,700

First Lien Term Loans	2,221,413	2,221,413	—	—
USD Second Lien Term Loan	209,475	209,475	—	—
2013 Debentures	21,676	21,676	—	—
Total financial liabilities	2,452,564	2,452,564	—	—

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring the fair value of an asset or a liability, the Corporation uses market observable data to the extent possible. If the fair value of an asset or a liability is not directly observable, it is estimated by the Corporation using valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs (e.g., by the use of the market comparable approach that reflects recent transaction prices for similar items, discounted cash flow analysis, or option pricing models refined to reflect the Corporation’s specific circumstances). Inputs used are consistent with the characteristics of the asset or liability that market participants would take into account.

For the Corporation’s financial instruments which are recognized in the unaudited interim condensed consolidated statements of financial position at fair value, the fair value measurements are categorized based on the lowest level input that is significant to the fair value measurement in its entirety and the degree to which the inputs are observable. The significance levels are classified as follows in the fair value hierarchy:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Transfers between levels of the fair value hierarchy are recognized by the Corporation at the end of the reporting period during which the transfer occurred.

Reconciliation of Level 3 fair values

The following table shows a reconciliation from opening balances to the closing balances for Level 3 fair values:

	Level 3 Equity	Level 3 Promissory note
	$000’s	$000’s
Balance – January 1, 2015 (As adjusted - note 4)	7,508	—
Acquisition through business divestiture	28,050	7,195
Purchases	505	—
Loss included in income from investments	(9,767)	—
Interest and accretion included in financial expenses	—	505
Unrealized gain included in other comprehensive income	1,383	—
Balance – December 31, 2015 (As adjusted - note 4)	27,679	7,700
Gain included in income from investments	(2,367)	—
Interest and accretion included in financial expenses	—	453
Purchases	11,782	—
Sales	(1,353)	—
Unrealized gain included in other comprehensive income	(350)	—
Balance – June 30, 2016	35,391	8,153

Level 3 Liability
$000’s
Balance – January 1, 2015	—
Issuance of put liability (note 13)	6,102
Balance – December 31, 2015 (As adjusted - note 4)	6,102
Accretion of put liability (note 13)	173
Balance – June 30, 2016	6,275

18.	PROVISIONS AND CONTINGENT LIABILITIES

The purchase price for the Rational Group Acquisition (i.e. the acquisition of the Corporation’s B2C business) included a deferred payment of $400 million. The current fair value of the deferred payment of $386.46 million (December 31, 2015 - $375.39 million) is recorded in Provisions. The amount was reclassed from long-term liabilities to current liabilities during the period to reflect the payment being due on February 1, 2017. If the Corporation fails to pay the entirety of the deferred payment when it becomes due (whether through the amounts deposited in the separate excess cash flow account or otherwise), then it must use commercially reasonable efforts to raise the balance of the deferred payment amount through the issuance of equity securities and subject to the terms of the applicable credit agreements and any amounts outstanding will accrue monthly interest for each month of delay equal to the product of such outstanding amount times either (i) the sum of 30 day LIBOR, plus 85 basis points for all months prior to the sixth-month anniversary of such failure to pay or (ii) the sum of 30 day LIBOR plus 135 basis points for all months after the sixth-month anniversary of such failure to pay (all as further detailed in the merger agreement). The sellers have agreed not to enforce or seek to enforce the deferred payment obligation or any amounts outstanding with respect thereto prior to the maturity or repayment of the debt incurred for the Rational Group Acquisition.  The deferred payment may otherwise become due and payable upon a change of control (as such term is defined in the credit agreements). Notwithstanding the foregoing, the Corporation may elect to pay all or any portion of the deferred payment prior to its due date at a 6% annual discount rate, provided that any such prepayment must be at least $50 million.

As part of management’s ongoing regulatory compliance and operational risk assessment process, management monitors legal and regulatory developments and proceedings, and their potential impact on the business, including the certain class actions brought against the Corporation during the six months ended June 30, 2016 which generally allege that the Corporation violated certain securities laws by misrepresenting or failing to disclose information related to the charges made by the Autorité des marchés financiers against a former member of the Board of Directors.

The class actions seek damages stemming from losses that the plaintiffs claim to have suffered as a result of the foregoing. The Corporation believes that the class actions are without merit and intends to vigorously defend itself against them. No provision has been recorded regarding these matters.

Given the nature of the legal and regulatory landscape of the industry in which it operates, from time to time the Corporation has received notices, communications and legal actions from regulatory authorities in various jurisdictions and other parties in respect of its activities. The Corporation has taken legal advice as to the manner in which it should respond and the likelihood of success of such actions. Based on this advice and the nature of the actions, no provisions have been recorded with respect to legal proceedings for the six months ended June 30, 2016.

Prior to the Rational Group Acquisition, the Commonwealth of Kentucky, ex. rel. J. Michael Brown, Secretary of the Justice and Public Safety Cabinet, filed a legal proceeding against Oldford Group and certain affiliates thereof (the “Oldford Parties”) and various other defendants (the “Kentucky Proceeding”), pursuant to which the Commonwealth sought to recover alleged gambling losses on behalf of Kentucky residents who played real-money poker on the PokerStars website during the period between October 12, 2006 and April 15, 2011. On August 12, 2015, the trial court in the Kentucky Proceeding entered a default judgment against the Oldford Parties following certain alleged discovery failures, including by certain former owners of Oldford Group, and partial summary judgement on liability in favor of the Commonwealth. On December 23, 2015, the trial court entered an order for damages in the amount of approximately $290 million, which the trial court trebled to approximately $870 million.  The Corporation believes the action is frivolous and will vigorously dispute the liability and therefore no provision has been recorded regarding this matter. On February 22, 2016, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. The posting of the bond initially required the delivery of cash collateral in the amount of $35 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), thereby reducing the availability under the Corporation’s current first lien revolving credit facility to $70 million as of the date hereof. On April 15, 2016, the cash portion of the Kentucky Bond Collateral increased by an additional $5 million. To the extent the Oldford Parties may be ultimately obligated to pay any amounts pursuant to a final adjudication following exhaustion of all appeals and other legal options, the Corporation intends to seek recovery against the former owners of Oldford Group.